BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Canplats Resources Corporation
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      January 13, 2004

3.   Press Release

     A news release was issued on January 13, 2004.

4.  Summary of Material Change

Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report commencement of drilling at its wholly-owned Rodeo gold property in the state of Durango, Mexico. The company is planning a total of 1,800 meters of reverse circulation drilling in nine holes to test for epithermal gold mineralization on one of at least five known targets that have been identified at Rodeo. The program will test two parallel veins known as the West Vein Swarm over a strike length of approximately 200 meters. The easily accessible property is located approximately 150 kilometers north of the city of Durango.

5.  Full Description of Material Changes

      See attached news release dated January 13, 2004.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.E. Gordon Davis, President & CEO
                     Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 14th day of January, 2004

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

January 13, 2004	TSX Venture Exchange: CPQ

CANPLATS COMMENCES DRILLING AT RODEO GOLD PROPERTY IN MEXICO

Vancouver, B.C. — Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report commencement of drilling at its wholly-owned Rodeo gold property in the state of Durango, Mexico. The company is planning a total of 1,800 meters of reverse circulation drilling in nine holes to test for epithermal gold mineralization on one of at least five known targets that have been identified at Rodeo. The program will test two parallel veins known as the West Vein Swarm over a strike length of approximately 200 meters. The easily accessible property is located approximately 150 kilometers north of the city of Durango.

Recent continuous chip sampling across the parallel veins that outcrop have verified a zone of highly anomalous gold mineralization extending at least 200 meters in strike length. A total of 24 three-meter chip samples were assayed and ranged from 0.3 grams of gold per tonne over 3.0 meters to 5.5 grams of gold per tonne over 3.0 meters. The following table summarizes the location and grade of the best results:

Sample No.	UTM Coordinates		Length (in meters)	Gold (in g/t)	Length (in feet)	Gold (in oz./ton)
R361	548647E	2781446N	3.0	1.89	9.8	0.06
R362	548640E	2781431N	3.0	1.61	9.8	0.05
R365	548648E	2781396N	3.0	2.36	9.8	0.07
R366	548651E	2781397N	3.0	2.07	9.8	0.06
R407	548665E	2781472N	3.0	1.50	9.8	0.04
R411	548651E	2781515N	3.0	1.49	9.8	0.04
R414	548615E	2781550N	3.0	5.47	9.8	0.16
R415	548618E	2781551N	3.0	5.47	9.8	0.16
R416	548600E	2781574N	1.0	2.87	3.3	0.08

The planned drill program will test gold mineralization in the veins at depth below these surface results. For three maps that accompany this release, please visit Canplats’ web site at http://www.canplats.com/s/NewsReleases.asp.

Work to date on the 975-hectare (9.3 sq. mi.) property has identified the upper levels of a large precious metal-bearing epithermal system with potential for near-surface bulk tonnage as well as for bonanza-grade gold veins and mantos at depth over significant strike lengths.

There are at least five targets on the Rodeo property, including the West Vein Swarm, that require further work both near surface and at depth. The combined strike length of the five targets exceeds 4,000 meters. Shear zones and the epithermal system can be traced for 8,000 meters on the prospect. With 20 – 50 meter widths of well-developed breccias, the Rodeo property represents significant size potential.

While drilling is under way at Rodeo, mapping and geophysics are under way at the Santa Lucia gold property in preparation for drilling anticipated early in the second quarter of 2004. Mapping and surface sampling are under way at the Yerbabuena gold property, to be followed by road construction and trenching in February that will better define drill targets to be tested in May of this year. All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101.

For further information, contact:

Corporate Information	Investor Inquiries
Canplats Resources Corporation	G2 Consultants Corporation
R.E. Gordon Davis	NA Toll-Free: (866) 742-9990
Chairman, President and C.E.O	Tel: (604) 742-9990
Direct: (604) 484-8220	Fax: (604) 742-9991
canplats@g2consultants.com
Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.